                                                              EXHIBIT 20.1
NEWS RELEASE

For Release:  Immediate

Contact:      Jean Fargo                     Dave Rai
              Corporate Communications       Investor Relations
              (847) 405-3400                 (847) 405-4103

                      SPS REPORTS THIRD QUARTER RESULTS

RIVERWOODS, IL, October 16, 1996 - SPS Transaction Services, Inc. (NYSE:PAY) today reported net income for the quarter ended September 30, 1996 was $5.6 million, a 52 percent decrease from the same period last year. Third quarter earnings per share were 21 cents compared with 43 cents last year. Net operating revenues for the quarter were $79.6 million, a slight decrease from 1995.

     SPS, a provider of technology-based outsourcing services, also reported net income for the nine months ended September 30 of $23.2 million, or $.85 per share as compared to $1.17 in the same period in 1995. Net operating revenues for the first nine months increased 11 percent to $251.9 million.

     "Net income continued to be adversely impacted by an industry-wide deterioration in consumer credit quality and the mix and pricing of promotional payment plans offered to our private label credit cardholders," said Robert L. Wieseneck, SPS president and chief executive officer. "We have taken aggressive corrective measures to help mitigate the effects of the negative factors. These actions include tightening credit policies, changing cardholder terms and increasing pricing."

     Wieseneck added, "The underlying potential of our overall business is reflected in the continued strength of our business drivers." Electronic point-of-sale transactions processed rose 15 percent to 110.1 million compared with
95.4 million during the third quarter last year. The company's active commercial accounts increased 18 percent at September 30, 1996 to 764,000 from 647,000 a year ago. Customer contacts in the operational outsourcing segment were 2.0 million, comparable to last year.

     The company ended the quarter with 3.3 million active consumer private label accounts, both owned and managed, a 5 percent increase over last year. Credit card loans outstanding, including securitized loans, at September 30 were $2.0 billion compared with $1.9 billion a year ago.

     The company stated that fourth quarter results will be affected by a number of issues. Changes in client marketing strategies have caused a re-evaluation of the company's position on recognition of merchant discount revenues for promotional payment plans. This change in accounting estimate will result in the deferral of $6 million to $9 million of fourth quarter merchant discount revenues. Additionally, the company has decided to implement a change reducing its estimate of loan loss allowances required for loans intended to be securitized, as outlined in previous SEC filings. Any benefit of this change, however, will be more than offset by an anticipated increase in the loan loss allowance rate. Finally, as in any year, the fourth quarter will be impacted by the strength of clients' holiday sales.

     SPS Transaction Services, Inc., a majority-owned subsidiary of Dean Witter, Discover & Co., provides a range of technology outsourcing services including the processing of credit card transactions, private label credit card programs, commercial accounts receivable processing, and call center customer service activities.






                                   -more-
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     Statements contained in this press release which are not historical facts are forward-looking statements as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Such risks and uncertainties include changes in consumer credit payment patterns, fluctuations in consumer demand, loss or addition of merchant clients, merchant/ cardholder response to price changes, the mix of card sales generated under promotional payment plans, and general economic conditions, as well as risks detailed in the company's filings with the Securities and Exchange Commission.

                                       ###






















































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                               SPS TRANSACTION SERVICES, INC.
                                    Financial Highlights

                                       (In Thousands, Except Per Share Data)


                                          Three Months Ended September 30,
                                     -----------------------------------------
                                                     (Unaudited)

                                       1996              1995         % Change
                                     ---------         ---------      --------
Net Operating Revenues               $  79,572         $  80,691           (1%)

Net Income                           $   5,598         $  11,777          (52%)

Net Income per Common Share          $    0.21         $    0.43          (51%)


Weighted Average Common Shares
Outstanding                             27,194            27,105             -



                                           Nine Months Ended September 30,
                                     -----------------------------------------
                                                      (Unaudited)

                                       1996              1995         % Change
                                     ---------         ---------      --------
Net Operating Revenues               $ 251,879         $ 226,423           11%

Net Income                           $  23,226         $  31,839          (27%)

Net Income per Common Share          $    0.85         $    1.17          (27%)


Weighted Average Common Shares
Outstanding                             27,165            27,099             -





















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SPS TRANSACTION SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
(In thousands, except per share data)


                                     Three Months Ended      Nine Months Ended
                                        September 30,          September 30,
                                     ------------------     -------------------
                                      1996        1995        1996       1995
                                     -------    -------     --------   --------
                                         (Unaudited)             (Unaudited)
Processing and service revenues      $65,712    $58,754     $204,808   $172,951
Merchant discount revenue             10,163      9,760       25,382     26,723
                                     -------    -------     --------   --------
                                      75,875     68,514      230,190    199,674

Interest revenue                      53,972     48,978      166,118    104,510
Interest expense                      18,238     17,809       59,824     43,176
                                     -------    -------     --------   --------
  Net interest income                 35,734     31,169      106,294     61,334
Provision for loan losses             32,037     18,992       84,605     34,585
                                     -------    -------     --------   --------
  Net credit income                    3,697     12,177       21,689     26,749

NET OPERATING REVENUES                79,572     80,691      251,879    226,423

Salaries and employee benefits        23,736     22,213       72,407     64,710
Processing and service expenses       26,589     23,147       80,096     65,064
Other expenses                        20,221     16,638       61,915     44,804
                                     -------    -------     --------   --------
  Total operating expenses            70,546     61,998      214,418    174,578
                                     -------    -------     --------   --------

Income before income taxes             9,026     18,693       37,461     51,845
Income tax expense                     3,428      6,916       14,235     20,006
                                     -------    -------     --------   --------
NET INCOME                           $ 5,598    $11,777     $ 23,226   $ 31,839
                                     =======    =======     ========   ========

NET INCOME PER COMMON SHARE          $  0.21    $  0.43     $   0.85   $   1.17


Weighted Average Common Share
  Outstanding                         27,194     27,105       27,165     27,099

















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SPS TRANSACTION SERVICES, INC.
STATISTICAL SUMMARY


                                       Three Months Ended    Nine Months Ended
                                          September 30,        September 30,
                                      -------------------   ------------------
                                        1996       1995       1996      1995
                                      --------   --------   --------  --------
Income Statement Data (thousands)
  Transaction processing services     $ 20,698   $ 19,719   $ 62,787  $ 57,019
  Managed Programs                      21,074     17,121     66,312    55,987
  HSB Programs                          13,107      7,631     36,308    16,988
  Servicing fees on securitized loans   10,833     14,283     39,401    42,957
                                      --------   --------   --------  --------
    Processing and service revenues   $ 65,712   $ 58,754   $204,808  $172,951
                                      ========   ========   ========  ========

Balance Sheet Data (millions)
  End-of-period
    Credit card loans outstanding,
      including securitized loans     $2,013.4   $1,850.4   $2,013.4  $1,850.4

    Securitized loans                   $580.0     $516.2     $580.0    $516.2

  Average
    Credit card loans outstanding,
      including securitized loans     $2,003.7   $1,793.8   $2,099.7  $1,570.0

    Securitized loans                   $580.0     $549.9     $582.7    $537.2

Operating Data (thousands)
  Electronic point-of-sale
    transactions processed             110,136     95,371    312,103   270,744
  Operational outsourcing customer
    contacts processed                   2,023      2,033      6,762     6,248
  Active consumer credit card
    accounts(end-of-period)              3,337      3,186      3,337     3,186
  Active commercial credit card
    accounts(end-of-period)                764        647        764       647

Asset Quality
  Average
    Net charge-off % (Managed)*            8.4%       5.4%       7.3%      4.6%
    Net charge-off % (Owned)               8.9%       4.8%       7.4%      3.8%

  End-of-period
    30-89 days delinquency % (Managed)*    5.3%       4.6%       5.3%      4.6%
    30-89 days delinquency % (Owned)       5.7%       4.6%       5.7%      4.6%

    90-179 days delinquency % (Managed)*   3.8%       2.7%       3.8%      2.7%
    90-179 days delinquency % (Owned)      4.1%       2.7%       4.1%      2.7%

* Includes securitized loans.